United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 2, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS TO WEBCAST
THIRD-QUARTER 2018 EARNINGS CONFERENCE CALL

LONDON, 2 Oct 2018 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE) will release third-quarter 2018 earnings at 12:00 BST, 13:00 CEST, and 7:00 a.m. EDT on Thursday, 25 October 2018.

A conference call discussing these results will be webcast live through the company’s website, www.ccep.com, at 13:00 BST, 14:00 CEST, and 8:00 a.m. EDT. A replay of the call will be available later that day and a transcript will be available shortly afterwards.

A copy of the company’s news release will be available through the website on the home page and under the Investors section.

CONTACTS:

Investor Relations	Media Relations
Sarah Willett T +44 (0) 7970 145 218	Shanna Wendt T +44 (0) 7976 595 168

Claire Huff T +44 (0) 7528 251 033

ABOUT CCEP

Coca-Cola European Partners plc (CCEP) is a leading consumer packaged goods company in Europe, producing, distributing and marketing an extensive range of non alcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain, and Sweden. The company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London, and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 2, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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